Exhibit 21.1
LIST OF SIGNIFICANT SUBSIDIARIES

Name of subsidiary	Organized Under the Laws of
Keysight Technologies Netherlands B.V.	The Netherlands
Keysight Technologies Luxembourg Sarl	Luxembourg
Keysight Technologies Japan G.K.	Japan
Keysight Technologies Singapore (Holdings) Pte. Ltd.	Singapore
Keysight Technologies Singapore (International) Pte. Ltd.	Singapore
Keysight Technologies Singapore (Sales) Pte. Ltd.	Singapore
Keysight Technologies World Trade, Inc.	Delaware
Keysight Technologies Malaysia Sdn Bhd.	Malaysia
Keysight Technologies UK Limited	United Kingdom
Anite Limited	United Kingdom
Ixia	California
Ixia Technologies International Limited	Ireland